Exhibit 99.2

May 22, 2019 By EDGAR TELUS Corporation 510 West Georgia Street Vancouver, British Columbia V6B 0M3

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84
Toronto, Ontario  M5J 2Z4  CANADA

F: +1 416.216.3930

nortonrosefulbright.com

Dear Sirs/Mesdames:

TELUS Corporation Prospectus Supplement dated May 22, 2019 (the “Prospectus Supplement”)

We refer you to the Prospectus Supplement dated May 22, 2019 to the short form base shelf prospectus of TELUS Corporation dated May 17, 2018, forming part of the Registration Statement on Form F-10 (Registration No. 333-224895) filed by TELUS Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name on the cover page of the Prospectus Supplement and under the headings “Enforceability of Judgments”, “Legal Matters” and “Certain Canadian and United States Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.